UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       LIGAND PHARMACEUTICALS INCORPORATED
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             (Exact name of registrant as specified in its charter)

              DELAWARE                                77-0160744
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

    10275 SCIENCE CENTER DRIVE,                         92121
        SAN DIEGO, CALIFORNIA
(Address of principal executive offices)              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
           to be registered                 each class is to be registered
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
            Not applicable                         Not applicable
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

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |_|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |X|

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:


                         PREFERRED SHARE PURCHASE RIGHTS
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                                (Title of class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Ligand Pharmaceuticals Incorporated (the "Registrant") hereby amends and supplements certain information in Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on September 30, 1996, as amended by Amendments No. 1 and No. 2 to Form 8-A/A filed with the Commission on November 10, 1998 and December 24, 1998, respectively. In accordance with Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the complete text of Items 1 and 2, as amended by this Form 8-A/A, is set forth below

ITEM I. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Effective as of September 13, 1996, pursuant to a Preferred Shares Rights Agreement (the "Original Rights Agreement") between Ligand Pharmaceuticals Incorporated (the "Company") and Wells Fargo Bank N.A., as the Company's original Rights Agent, the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, par value $0.001 per share ("Common Shares"), of the Company. The dividend is payable on September 30, 1996 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $100 (the "Purchase Price"), subject to adjustment in the event the Company declares a dividend on the Common Stock payable in Common Stock, subdivides the number of outstanding shares of Common Stock into a larger number of such shares or combines the number of outstanding shares of Common Stock into a smaller number of such shares, among other circumstances. In addition, under certain circumstances described more fully herein, the Rights may become exercisable for a number of Common Shares having a value equal to two times the Purchase Price and/or Common Stock of certain acquiring companies having a value equal to two times the Purchase Price.

     On March 20, 2004, the Company amended and restated in its entirety the Original Rights Agreement in order to incorporate certain previous amendments to the Original Rights Agreement and eliminate certain other amendments to the Original Rights Agreement providing for specific exceptions to the definitions of Acquiring Person and Distribution Date for former Company stockholders, Elan Corporation, plc and its affiliates. The Company's Board of Directors determined that these exceptions were no longer necessary as a result of Elan and its affiliates ceasing to be Company stockholders. The Company evidenced its amendment and restatement of the Original Rights Agreement by entering into an Amended and Restated Preferred Shares Rights Agreement with Mellon Investor Services LLC (as the successor to ChaseMellon Shareholder Services, L.L.C., the successor to and acquirer of Wells Fargo Bank, N.A, the original agent for the Company), as Rights Agent (the "Rights Agreement").

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

     CERTAIN ANTI-TAKEOVER EFFECTS

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company.

     The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 10% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can operate to unfairly pressure stockholders, force them out of their investment and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $.01 per Right within ten days (or on such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with an Acquiring Person) after the accumulation of 10% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.


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

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. As a result, while the Rights may provide the Board with leverage to obtain a higher price from a potential acquiror, they may also prevent or deter offers not approved by the Board, and therefore deprive stockholders, without providing them with the opportunity to vote thereon, of the benefits of offers which may be at a higher price than the current market price of the Company's Common Stock. In addition, assuming an active trading market in the Rights themselves does not develop, stockholders with lesser financial means might not be able to take full economic advantage of the Rights. Further, the implementation of a rights plan may heighten the susceptibility of the Company to greenmail by stockholders who threaten to acquire a sufficient equity position to pass the Rights' triggering threshold, although the Board can respond to any such action by redeeming the Rights at $.01 per Right.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

     The Rights will not be exercisable until the Distribution Date (defined below). Prior to the Distribution Date, certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date but prior to the Distribution Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto (but as to certificates representing Common Shares issued after the Record Date, only if they bear the legend required by the Rights Agreement), will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by the Company's Board of Directors) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares, or (ii) 10 days (or such later date as may be determined by the Company's Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) September 13, 2006 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.


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


INITIAL EXERCISE OF THE RIGHTS

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $100 per Right, one one-thousandth share of the Series A Preferred, subject to adjustment in the event the Company declares a dividend on the Common Shares payable in Common Shares, subdivides the number of outstanding shares of Common Shares into a larger number of such shares or combines the number of outstanding shares of Common Shares into a smaller number of such shares, among other circumstances. In addition, under certain circumstances described more fully herein, the Rights may become exercisable for Common Shares having a value equal to two times the Purchase Price and/or Common Stock of certain acquiring companies having a value equal to two times the Purchase Price.

RIGHT TO BUY COMPANY COMMON SHARES

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 10% or more of the Company's Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Shares having a value equal to two times the Purchase Price. For example, if the market price of Common Shares on the Share Acquisition Date (as defined below) was $50.00, a person holding one Right could purchase 4 Common Shares upon exercise of such Right ($100/25.00), whereas he could only purchase 2 Common Shares ($100/50.00) in the absence of such Rights. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that it is necessary and not contrary to the interests of Rights holders to do so, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable under this provision.

RIGHT TO BUY ACQUIRING COMPANY STOCK

     Similarly, unless the Rights are earlier redeemed, in the event that, after the Share Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business) (either of which event is referred to herein as an "Acquisition"), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of Common Stock of the acquiring company having a value equal to two times the Purchase Price. So if for example the market price of the acquiror's stock on the date of the Acquisition were $25.00, a person holding one Right could purchase 8 shares of the acquiror's Common Stock upon exercise of such Right ($100/$12.50), whereas he could only purchase 4 shares of acquiror's Common Stock ($100/$25.00) in the absence of such Rights.

EXCHANGE PROVISION

     At any time after the acquisition by an Acquiring Person of 10% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company, following the approval of a majority of the Board of Directors, may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

REDEMPTION

     At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person (the "Share Acquisition Date") or such later date as may be determined by the Company's Board of Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.


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


ADJUSTMENTS TO PREVENT DILUTION

     The Purchase Price payable, the number of Rights and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

     No fractional portion less than integral multiples of one one-thousandth of a Preferred Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED


     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to $1,000 per share. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

ITEM 2. EXHIBITS.

The following exhibits are filed as a part of this registration statement:

4.1 Amended and Restated Preferred Shares Rights Agreement dated as of March 22, 2004 which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights. Pursuant to the Amended and Restated Preferred Shares Rights Agreement, printed Rights Certificates will not be mailed until after a Distribution Date (as defined in the Amended and Restated Preferred Shares Rights Agreement).


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                                    SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  April 6, 2004              LIGAND PHARMACEUTICALS INCORPORATED

                               By:/S/ PAUL V. MAIER
                                  ------------------------------------------
                                  Paul V. Maier
                                  Senior Vice President, Chief Financial Officer












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                                  EXHIBIT INDEX

EXHIBIT

4.1 Amended and Restated Preferred Shares Rights Agreement dated as of March 22, 2004 which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights. Pursuant to the Amended and Restated Preferred Shares Rights Agreement, printed Rights Certificates will not be mailed until after a Distribution Date (as defined in the Amended and Restated Preferred Shares Rights Agreement).















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